mK

[redacted]

09059999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kovack Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6451 N. Federal Highway
(No. and Street)

Fort Lauderdale, FL 33308
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. Kovack 954-491-1733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolies, Fink and Wichrowski
(Name – *if individual, state last, first, middle name*)

2201 W. Sample Road #9-1B, Pompano Beach, FL 33073
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald J. Kovack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kovack Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA TAYLOR
NOTARY PUBLIC STATE OF FLORIDA
MY COMMISSION # DD445635
EXPIRES: June 28, 2009
(407) 398-0153 Florida Notary Service.com

Ronald J. Kovack
Signature

Chairman
Title

Melissa Taylor
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: KOVACK SECURITIES INC. [0013]

SEC File Number: 8- 50847 [0014]

Address of Principal Place of Business: 6451 N. FEDERAL HWY. [0020]

FT. LAUDERDALE [0021] FL [0022] 33308 [0023]

Firm ID: 44848 [0015]

For Period Beginning 10/01/2008 [0024] And Ending 12/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RONALD J. KOVACK - CHAIRMAN [0030] Phone: 954-491-1733 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	1,767,498 [0200]		1,767,498 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	128,325 [0295]		
	B. **Other**	[0300]	45,711 [0550]	174,036 [0810]
3.	Receivables from non-customers	79,042 [0355]	[0600]	79,042 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities**			

	[0150]			
	B. Other securities			
	[0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			
	[0170]			
	B. Other securities			
	[0180]			
8.	Memberships in exchanges:			
	A. Owned, at market			
	[0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	155,383 [0680]	155,383 [0920]
11.	Other assets	[0535]	330,035 [0735]	330,035 [0930]
12.	TOTAL ASSETS	1,974,865 [0540]	531,129 [0740]	2,505,994 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	650,956 [1155]	[1355]	650,956 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	412,542 [1205]	[1385]	412,542 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		225,000 [1400]	225,000 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of 225,000 [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured			

demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	1,063,498 [1230]	225,000 [1450]	1,288,498 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ________ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	1,217,495 [1794]
E. Total	1,217,495 [1795]
F. Less capital stock in treasury	[1796]

24.	TOTAL OWNERSHIP EQUITY	1,217,495 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	2,505,993 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2008 [3932]	Period Ending 12/31/2008 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	570,638 [3935]
	b.	Commissions on listed option transactions	28,533 [3938]
	c.	All other securities commissions	2,675,663 [3939]
	d.	Total securities commissions	3,274,834 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		336,757 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		1,275,352 [3995]
9.	Total revenue		4,886,943 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		26,906 [4120]
11.	Other employee compensation and benefits		24,503 [4115]
12.	Commissions paid to other broker-dealers		3,629,211 [4140]
13.	Interest expense		2,250 [4075]
	a.	Includes interest on accounts subject to 2,250	

	subordination agreements	[4070]	
14.	Regulatory fees and expenses		123,149 [4195]
15.	Other expenses		756,553 [4100]
16.	Total expenses		4,562,572 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		324,371 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		324,371 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	137,431 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- 26740 [4335C]	NATIONAL FINANCIAL SERVICES LL [4335C2]	All [4335D]
8- ___ [4335E]	___ [4335E2]	___ [4335F]
8- ___ [4335G]	___ [4335G2]	___ [4335H]
8- ___ [4335I]	___ [4335I2]	___ [4335J]

D. (k)(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		1,217,495 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		1,217,495 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		225,000 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		1,442,495 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	531,129 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-531,129 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		911,366 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities**		

commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			911,366 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	70,899 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	70,899 [3760]
14.	Excess net capital (line 10 less 13)	840,467 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	805,016 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	1,063,498 [3790]

17. Add:

A.	**Drafts for immediate credit**	[3800]	
B.	**Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	
C.	**Other unrecorded amounts(List)**		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]

19.	Total aggregate indebtedness	1,063,498 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 117 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	_ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	_ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	_ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	_ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	_ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	_ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	_ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	_ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	_ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	_ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			916,624 [4240]
	A.	**Net income (loss)**		324,371 [4250]
	B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
	C.	**Deductions (includes non-conforming capital of**	[4272])	-23,500 [4270]
2.	Balance, end of period (From item 1800)			1,217,495 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		225,000 [4300]
	A.	**Increases**	0 [4310]
	B.	**Decreases**	0 [4320]
4.	Balance, end of period (From item 3520)		225,000 [4330]

KOVACK SECURITIES, INC.
FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007
and
INDEPENDENT AUDITORS' REPORT

KOVACK SECURITIES, INC.
TABLE OF CONTENTS

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Kovack Securities, Inc.

We have audited the accompanying balance sheets of Kovack Securities, Inc. as of December 31, 2008 and 2007, and the related statements of income, and comprehensive income, stockholders equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kovack Securities, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Margolies, Fink and Wichrowski

January 21, 2009

KOVACK SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 1,767,497	$ 1,903,850
Receivables:		
Clearing broker and insurance companies	207,368	408,943
Related parties	45,711	282,176
Prepaid expenses	296,954	240,842
Property and equipment, net of accumulated depreciation	155,383	206,043
Deposits and other assets	33,081	33,081
	$ 2,505,994	$ 3,074,935

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Accounts payable and accrued expenses	$ 185,083	$ 158,482
Commissions payable	650,956	809,508
Deferred income	10,000	50,000
Note payable, insurance	217,460	191,492
	1,063,499	1,209,482
Subordinated note payable	225,000	225,000
Stockholders' equity:		
Common stock, no par value per share, 10,000 shares authorized, 1,818, shares issued and outstanding at December 31, 2007		319,843
Common stock voting, no par value per share, 1,000 shares authorized, 181.8 shares issued and outstanding at December 31, 2008	3,198	
Common stock von-voting, no par value per share, 99,000 shares authorized, 17,998.2 shares issued and outstanding at December 31, 2008	316,645	
Additional paid-in capital	10,000	10,000
Retained earnings	887,652	1,310,610
Total stockholders' equity	1,217,495	1,640,453
	$ 2,505,994	$ 3,074,935

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues:		
Commissions, interest and other income	$18,558,467	$21,049,956
Expenses:		
Commissions and clearing charges	12,905,074	15,211,072
Rent	242,044	239,998
Depreciation and amortization	66,245	59,655
Interest	16,990	15,863
Other	4,756,875	4,240,697
	17,987,228	19,767,285
Net income	571,239	1,282,671
Other comprehensive income :		
Unrealized gain (loss) on marketable securities	-	10,443
Total comprehensive income	$ 571,239	$ 1,293,114

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

		Number of Shares					Accumulated	
	Common Shares	Common Shares Voting	Common Shares Non-Voting	Amount	Additional Paid–in Capital	Retained Earnings	Other Comprehensive Income	Total
Balance December 31, 2006	1,818	-	-	$ 319,843	$ 10,000	$ 996,138	$ 10,443	$ 1,336,424
Distributions						(968,199)		(968,199)
Realized gain on sale Marketable securities							(10,443)	(10,443)
Net income	-	-	-	-	-	1,282,671	-	1,282,671
Balance December 31, 2007	1,818		-	319,843	10,000	1,310,610	$ -	1,640,453
Distributions						(994,197)		(994,197)
Pro-rate share exchange	(1818)	182	17,998					
Net income	-	-	-	-	-	571,239	-	571,239
Balance December 31, 2008	-	182	17,998	$ 319,843	$ 10,000	$ 887,652	$ -	$ 1,217,495

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2008 AND 2007

Subordinated borrowing at December 31, 2006	$ 225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2007	225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2008	$ 225,000

The accompanying notes are an integral part of these financial statements

KOVACK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 571,239	$ 1,282,671
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	66,245	59,655
Gain on sale of marketable securities		(32,610)
Accounts receivables	201,575	(103,344)
Accounts receivable related party	236,465	(282,176)
Accounts receivable employees		5,000
Prepaid expenses	188,531	185,266
Accounts payable and accrued expenses	26,601	32,389
Commissions payable	(158,552)	163,596
Deferred income	(40,000)	42,000
Total adjustments	520,865	69,776
Total cash flows from operating activities	1,092,104	1,352,447
Cash flows (used in) investing activities:		
Proceeds from sale of marketable securities		74,510
Purchase of property and equipment	(15,585)	(89,077)
Total cash flows (used in) investing activities	(15,585)	(14,567)
Cash flows from (used in) financing activities:		
Stockholder distributions	(994,197)	(968,199)
Principal payments on notes payable insurance, net	(218,675)	(166,523)
Total cash flows (used in) financing activities	(1,212,872)	(1,134,722)
Net (decrease) increase in cash and cash equivalents	(136,353)	203,158
Cash and cash equivalents, beginning of period	1,903,850	1,700,692
Cash and cash equivalents, end of period	$1,767,497	$1,903,850
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 16,990	$ 15,863
Insurance financed with debt	$ 244,643	$ 212,769

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

The Company was incorporated in the State of Florida on April 23, 1997, as a registered securities broker-dealer. The Company's headquarters are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Revenue recognition - Purchases and sales of securities are recorded on the settlement date. Investment banking income is recorded at the time the services are completed and the income is reasonably determinable.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, and subordinated notes payable approximate their carrying value.

Income taxes - The Company with the consent of its shareholders, elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the shareholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 and 2007 consists of the following:

	2008	2007	Estimated useful lives
Office equipment and furniture	$ 372,632	$ 368,003	5 years
Leasehold improvements	37,327	37,327	7 years
	409,959	405,330	
Less accumulated depreciation	(254,576)	(199,287)	
	$ 155,383	$ 206,043	

Depreciation expense charged to income was $66,245 and $59,655 in 2008 and 2007, respectively.

4. NOTE PAYABLE - INSURANCE

Notes payable - insurance at December 31, 2008 and 2007 consist of the following:

	2008	2007
Installment note payable, due nine in monthly installments of interest and principal of $27,182 and $21,277, interest at 5.49% and 8.65% in 2008 and 2007 respectively, unsecured.	$ 217,460	$ 191,492

5. SUBORDINATED NOTE PAYABLE

Subordinated note payable at December 31, 2008 and 2007 consists of the following:

	2008	2007
Subordinated note payable, with interest at 4% payable annually, maturing on November 30, 2015, unsecured.	$ 225,000	$ 225,000

6. LEASES

The Company has several non-cancelable leases for transportation equipment, office facilities and equipment that expire over the next three years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2008: 2009 - $270,444, 2010 - $251,356. Rental expense for the Company's corporate headquarters totaled $242,044 and $239,998 for the years ended 2008 and 2007 respectively.

7. PENSION PLAN

Beginning in 2007, the Company is sponsoring a 401k pension plan for the benefit of its employees. Contributions to the plan were $37,572 and $36,918 for the years ended December 31, 2008 and 2007, respectively.

8. COMMITTMEMTS AND CONTINGENCIES

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $111,150 of settlement costs in 2008.

9. RELATED PARTY TRANSACTIONS

Kovack Securities acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors Inc., a registered investment advisor and related party. As the introducing broker/dealer, Kovack Securities, Inc. provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the years ended December 31, 2008 and 2007 the Company earned commissions for this back office support of $310,392 and $272,992, and a management fee of $12,000 and $12,000 for services provided, respectively.

10. COMMON STOCK

On December 31, 2008 the Company authorized the issuance of 100,000 shares of common stock to be split between 1,000 Voting shares, and 99,000 Non-Voting shares. Existing shareholders exchanged their shares on a pro-rate basis, 1 common share of Voting stock, and 99 common shares of Non-Voting for every 10 shares of previously held common stock resulting in the issuance of 181.8 Voting shares and 17,998.2 Non-Voting shares.

11. CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with a major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution.

12. REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

13. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934. The rule provides the aggregate indebtedness may not exceed 8 times net capital for 12 months after commencing business as a broker-dealer and 15 times net capital thereafter.

The net capital of the Company, as defined by the rule was $911,366 at December 31, 2008. The ratio of aggregate indebtedness to net capital was 1.17 to 1.

14. REPORTING REQUIREMENTS UNDER RULE 17a-5

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities and Exchange Act of 1934, which requires certain brokers and dealers to file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing Form X-17A-5 with the Commission. Copies of Parts I and II of Form X-17A-5 and any comments as to weaknesses found in the accounting system, the internal accounting controls or procedures for safeguarding securities are available for examination at the Fort Lauderdale, Florida, office of the Company, and in the regional office of the Securities and Exchange Commission.

KOVACK SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL COMPUTATION:

Total stockholders equity qualified for net capital	$ 1,217,495
Add:	
Allowable subordinated liabilities	225,000
Total capital and allowable subordinated liabilities	1,442,495
Deducts and or charges:	
Total non-allowable assets	(531,129)
Net capital before haircuts	911,366
Haircuts on securities:	
Other securities	
Undue concentrations	
Money markets	-
	-
Net capital	$ 911,366

RECONCILIATION:

Net capital, per page 10 of the December 31, 2008 un-audited Focus Report, as originally filed	$ 957,077
Net audit adjustments	(45,711)
Net capital, per December 31, 2008 audited report, as filed	$ 911,366

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In planning and performing our audit of the financial statements of Kovack Securities, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kovack Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the Company has met the conditions and is exempt from compliance with Rule 15c3-3, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolies, Fil and Weikrowski

Pompano Beach, Florida
January 21, 2009

Mr. Ronald Kovack
Kovack Securities, Inc.
6451 N. Federal Highway
Suite 1201
Pompano Beach, Florida 33308